[Letterhead of Pillsbury Winthrop Shaw Pittman LLP]

By Facsimile and Overnight Courier
United States Securities and Exchange
Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds, Assistant Director

December 7, 2006

  RE:
  Restaurant Acquisition Partners, Inc.
  Amendment No. 8 to Registration Statement on
  Form S-1, File No. 333-129316, Amendment
  Filed November 21, 2006

Dear Mr. Reynolds:

        On behalf of Restaurant Acquisition Partners, Inc., a Delaware corporation (the "Company"), this letter responds to the comment of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Registration Statement, as set forth in the letter dated today addressed to Christopher Thomas of the Company. For convenience, we have repeated your comment and we have provided the response of the Company in bold.

        As previously indicated with the Staff, the Company hopes to be in a position to request acceleration of effectiveness of the Registration Statement for as early as December 12th.

General

1.
We note the statement in your legality opinion that the legality of the Units, Purchase Option, Warrants and shares of Common Stock in the Units and issuable upon exercise of the Warrants is conditioned upon the securities being issued and sold "in accordance with the action by the Board of Directors of the Company approving such issuance…" Supplementally have the company confirm to us that the Board of Directors has taken the required actions to approve the issuance and sale of the Units, Purchase Option, Warrants and the shares of Common Stock in the Units and issuable upon exercise of the Warrants.

  The Company hereby confirms that its Board of Directors has taken the required actions to approve the issuance and sale of the Units, Purchase Option, Warrants and the shares of Common Stock in the Units and issuable upon exercise of the Warrants.

You may contact the undersigned at (212) 858-1143 or Jessica Habib of this office at (212) 858-1480 if you have questions regarding the foregoing response.

                      Sincerely,

                      /s/ Ronald A. Fleming, Jr.

cc:
Jay Williamson, Securities and Exchange Commission
Maureen Bauer, Securities and Exchange Commission
Christopher R. Thomas, Restaurant Acquisition Partners
Morris C. Brown, Esq., Greenberg Traurig, P.A.
Jessica E. Habib, Esq.